                                                                  EXHIBIT TE3-14



                           SAN JACINTO HOLDINGS INC.

                        SAFEGUARD BUSINESS SYSTEMS, INC.

                               1997 ANNUAL REPORT


                                                                [SAFEGUARD LOGO]

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995




                                TABLE OF CONTENTS





                                                                                         Page
                                                                                         ----
Chairman's Letter                                                                          1 - 3

Safeguard Business Systems, Inc.
   Chief Financial Officers' Letter                                                        4 - 7

Independent Auditors' Report                                                                 8

Consolidated Financial Statements and Related
   Notes to the Consolidated Financial Statements                                          9 - 24

Management's Discussion and Analysis of Financial
   Condition and Results of Operations                                                    25 - 29

                            San Jacinto Holdings Inc.

                                 March 31, 1998


TO ALL STOCKHOLDERS AND BONDHOLDERS:

         Enclosed are the audited financial statements of San Jacinto Holdings Inc. (the "Company") and its operating subsidiary, Safeguard Business Systems, Inc. ("Safeguard") for the fiscal year ended December 31, 1997. Additionally, an in-depth financial report from the Company's Senior Vice President and Chief Financial Officer, Mike Magill, is also included.

         Substantial changes occurred in Safeguard during the past year, some of which resulted in management changes and operating problems during the first three quarters of the year. I am pleased to report that by the end of 1997, the Company had been returned to a much more stable operating environment with considerable progress being made in all sectors. Please refer to previous reports for the second and third quarter for a detailed accounting of those developments and the changes that were made in senior management. The Company now has a very capable, dedicated and effective management team.

OPERATING RESULTS

         Operating earnings (EBITDA) totaled $14.6 million in 1997 compared to the 1996 level of $20.2 million, excluding non-recurring gains and special charges in each year. Earnings for the past year were negatively impacted in several ways including: expenses and problems associated with completing conversion to the AS/400 computer system; management problems in working with our independent distributor network; and a much higher level of overall operating expenses than Safeguard can afford to sustain. All of these negative issues have been addressed and were turned to a positive direction before year-end.

         The outlook for 1998 is quite promising at this time. We conducted a national meeting with our distributors in November and introduced a number of new programs and products that have been well received. We are intensifying our training programs for both company employees and distributors which we believe will have a positive impact in the months ahead. In total, we have entered 1998 with a very high level of confidence and enthusiasm with respect to the anticipated results for this year and beyond.

FOCUS ON CORE OPERATIONS

         When the management changes occurred in August, we set in motion a number of significant efforts to focus more clearly on the Company's core operations which are basically North America, including the U.S. and Canada. We deemed it advisable and timely to consider a sale of the Company's foreign operations headquartered in the United Kingdom. This divestiture was completed in the fourth quarter and you were provided, at that time, a summary of the results of the divestiture with respect to the use of the proceeds to reduce debt and improve working capital. A further discussion of these numbers appears in the report of the Chief Financial Officer. Additionally, at the end of the year we completed a divestiture of an operating unit in California which was not core to the Company's fundamental business. That function is a data services group which was sold to the management. This will permit the Company to further focus its attention and use of resources to achieve maximum benefit from its basic business.

         We also set in motion, during the fourth quarter of last year, exploration of the possibility of selling the Company's automated payroll services line of business and entering into a Strategic Alliance with a provider of payroll services that would strengthen the Company's market position in that product line. Safeguard has not been able to expand that line of business to a level of annual sales that would permit the future investments necessary to remain competitive in the marketplace. During the last five years, Safeguard recorded losses of approximately $8 million attempting to develop this line of business which never reached a critical mass. We announced, recently, that the Company has executed a Letter of Intent to sell its four payroll operating centers and the customer base to Advantage, a company headquartered in Maine with a nationwide operation that is particularly suited to Safeguard, its customers and our independent distributor network. Additionally, we are entering into a "Strategic Alliance" with Advantage which will permit our distributors to continue making this product available to our customers. We believe this action best serves the interests of all parties.

SAFEGUARD'S 1998 PRIORITIES

         In my letter to you last August, as part of the second quarter report, I set forth three priorities that would guide the Company's direction and focus for the foreseeable future. Those priorities remain very much in tact with a recent addition of a fourth priority relating to new products. Safeguard's 1998 Priorities are:

1. All operations must be at high levels of quality, performance and reliability

2. We remain committed to our independent distributor network, implementing effectively mutually agreed upon changes

3. We must achieve improvements in sales and profitability for Safeguard Business Systems and its independent distributors, and

4. We must identify and integrate new products which will meet the ever changing needs of our clients.

SUMMARY

         At this stage, we are very encouraged about the progress of Safeguard. We believe that a positive and constructive relationship now exists with our independent distributor network which can and will be maintained into the future. Safeguard continues to have an outstanding business opportunity based on the Company's 40 year record of service to the small business markets where Safeguard enjoys a relationship with approximately 850,000 customers. We thank you for your continued support and we will keep you informed on developments during 1998.

                                                     Sincerely,

                                                     /s/Elvis L. Mason
                                                     Elvis L. Mason
                                                     Chairman & CEO

[LOGO - LETTERHEAD]



                                 March 31, 1998





TO ALL STOCKHOLDERS AND BONDHOLDERS:


         Enclosed are the consolidated financial statements of San Jacinto Holdings Inc. and its operating subsidiary, Safeguard Business Systems, Inc. ("Safeguard") for the years ended December 31, 1997 and 1996. Of significant interest in 1997 is the sale of Safeguard Systems Europe Limited ("SSGB"), and the election, in the fourth quarter of 1997, to discontinue data services and payroll operations. Since SSGB was not a separate line of business, it could not be accounted for as a discontinued operation under current accounting principles. Payroll operations and data services, however, are distinct lines of business and therefore qualify as discontinued operations. Thus all references to payroll operations and data services have been removed from comparative financial statements for the periods in questions and are now contained in a single line representing the results from discontinued operations.

                       FINANCIAL AND OPERATING HIGHLIGHTS


         Net sales in 1997 were $193.3 million, down .7% from net sales in 1996 of $194.6 million. The change in reported net sales from previous years reflects the sale of the Data Services Group at year end 1997 and the decision of the Company to sell its payroll services operations (See Subsequent Event Footnote). Therefore all revenues from these two operations, $11.9 million for 1997 and $12.1 million for 1996, have been removed from previously reported net sales figures. However, revenues from SSGB, $18.3 million in 1997 and $18.2 million in 1996, have been included in the reported sales figures even though the subsidiary was sold. The combined revenue from discontinued operations and sale of business amount to $30.2 million in 1997 and $30.3 million for 1996. The Company recorded a gain of $2.5 million on the sale of SSGB.

         Revenues in 1997 from North American operations are as follows. One-Write systems (manual forms) continued to decline from $76.9 million in 1996 to $69.5 million in 1997, a 9.7% decline. Computer forms declined by 3.3%, from $52.7 million in 1996 to $50.9 million in 1997. Filing systems also declined by 5.8%, from $7.7 million to $7.2 million. Laser forms continued to grow, however, at a 30.1% level, from $16.3 million in 1996 to $21.2 million in 1997. Safeguard believes that laser form sales will continue to grow in the small business market, as small businesses move toward computerization and more affordable technology. Sourced product sales were up 15%, from $22.7 million in 1996 to $26.2 million in 1997. Sourced product sales represents sales through strategic alliances with other companies and sales of products and services which are sourced through the Safeguard distribution channel. Safeguard is committed to supporting this product segment through the distribution channel to serve the small business customer.

         Earnings from operations before amortization, depreciation, interest and income taxes (EBITDA) in 1997 was $14.6 million compared to $20.2 million in 1996 (before special charges and extraordinary gains). During 1997 and 1996 a significant amount of unusual charges had an impact on EBITDA as the following table indicates.

                  Descriptions ($ in millions)                 1997              1996
                  ----------------------------                 ----              ----
         EBITDA                                               $14,641           $20,219

         Non-Recurring operating costs:

              Computer system conversion costs                  3,406                 -

              Computer system duplication                         100             1,200

              UPS strike costs                                    500                 -

              Sales & Marketing centralization costs              658             2,429

              Litigation Costs - California litigation              -             1,197
                                                               ------             -----

         Adjusted EBITDA                                      $19,305           $25,045
                                                               ======            ======

         The conversion to the AS/400 computer system; the closing of the Addison, Illinois plant; and the consolidation of the customer service and photo-composition areas were major events which tended to affect customer service levels and negatively impact cash flow from operations during 1997. These events were part of the problem which impacted revenues and EBITDA from 1996 to 1997. This impact is readily apparent from the data above based upon the number and amount of non-recurring expenses during

1997. Furthermore the management changes and operating problems had the effect of slowing the level of sales through the distribution channel and polarizing relations between Safeguard and its independent distributors. As was set forth in the Chairman's letter, much of this discord has been resolved, and much of the operations issues have greatly improved.

         As indicated earlier, the Company decided to divest its European operations, which was accomplished in the fourth quarter of 1997. The Company recognized financial gain of $2.5 million, net of associated costs. The proceeds from the sale were used to retire consolidated debt and offset some of the extraordinary expenses as outlined above. In discontinuing its payroll operations the Company has recognized that this line of business has been unprofitable for a number of years and that a potential sale of the business would recoup some of the Company's invested capital. The Company has lost over $8 million during the previous five years, and the sale of this business will not adversely affect EBITDA on an ongoing basis due to the lack of ongoing profits. Proceeds from this transaction will be utilized to reduce debt and improve the Company's overall cash position. The sale of the data services group which occurred at year end 1997, will have no impact on EBITDA. There were no proceeds generated from this sale, although the Company anticipates future revenue streams through royalty payments which will begin in 1999.

         The AS/400 computer system conversion also had the effect of increasing the number of days sales outstanding (receivable turn) due to the suspension of the Company's traditional means of collection notices occasioned by unreliable data. This issue was one of many that weakened the Company's cash position, and the Company was forced to renegotiate its working capital facilities. These renegotiations were successfully completed during the year, although it had the effect of increasing interest expense. Average outstanding debt increased as the Company sought to offset the loss of revenue with borrowed funds. The stabilization of the operations mentioned in the Chairman's letter have allowed the Company to improve its overall cash position and the collection of its receivables. The Company has improved its days sales outstanding (receivable turn) from a high of 44 days down to 38 days at year end 1997.

                                OUTLOOK FOR 1998


         While it is impossible to accurately forecast the future, management believes that many of the more critical problems facing the Company in 1997 have been resolved. The Company is now in the process of implementing a long term strategic plan, working to improve its customer relationships and improving relationships with its independent distributor channel. Proceeds from the sale of payroll operations, as well as the sale of SSGB, will serve to reduce outstanding debt levels, and the Company believes that its debt to equity ratios will be substantially improved during 1998. Additionally, amortization expense of approximately $17.3 million will not be present in 1998 as the final amount of intangible costs related to the Safeguard customer list was written off in 1997.

         Lastly, the Company continues to review its capital expenditures budget for the upcoming year. The budget for capital expenditures in 1998 is much lower than previously incurred in 1997. Future capital expenditures will be allocated between maintenance and discretionary to properly utilize internally generated capital to allow for future growth and profitability.

         While the Company has many challenges, from within the industry as well as internally, management remains committed to improving relations with our distribution channel, as well as improving the quality and performance of our products and services. To achieve the level of customer satisfaction that will aid Safeguard in the future, every one of Safeguard officer's and employees is dedicated to provide that extra effort to make the customer our most important relationship. Thank you for your support and contribution!


                                                     /s/Michael D. Magill
                                                     Michael D. Magill
                                                     Senior Vice President and
                                                     Chief Financial Officer

                       [Deloitte & Touche LLP letterhead]



INDEPENDENT AUDITORS' REPORT



Board of Directors
San Jacinto Holdings Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of San Jacinto Holdings Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Jacinto Holdings Inc. and subsidiary at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




Deloitte & Touche LLP

February 24, 1998, except for Note B
  as to which the date is March 31, 1998

Deloitte Touche
Tohmatsu
International

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                 ($000 omitted)

                                                                               December 31,
                                                                           ----------------------
                                                                           1997              1996
                                                                           ----              ----
                                     ASSETS

Current assets:
     Cash and cash equivalents                                          $     385         $     482
     Receivables less allowances                                           22,340            27,912
     Inventories                                                            7,424             8,594
     Assets held for disposition                                              500               763
     Other current assets                                                   1,113             2,480
                                                                        ---------         ---------
          Total current assets                                             31,762            40,231

Property, plant and equipment                                              14,756            20,617
Excess of purchase price over net assets acquired                          41,773            43,225
Customer list                                                                --              17,273
Other assets                                                                1,921             2,372
                                                                        ---------         ---------
          Total assets                                                  $  90,212         $ 123,718
                                                                        =========         =========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
     Current debt obligations                                           $   9,563         $   8,708
     Accounts payable                                                      15,740            14,476
     Accrued expenses                                                       8,872            16,572
                                                                        ---------         ---------
          Total current liabilities                                        34,175            39,756

Long-term debt                                                            105,507           110,017
Other Liabilities                                                           8,091             7,631

Commitments and contingencies

Stockholders' deficiency:
     Preferred stock:
     $5.00 Junior Preferred Stock,  par value $.01 a share;
     Authorized 1,000,000 shares, $5 cumulative
          No shares issued and outstanding
     Common stockholders' equity:
     Common stock, par value $.01 a share:
          Authorized 2,000,000 shares,
          Issued and outstanding 1,052,384 shares                              11                11
     Additional paid-in capital                                            94,143            94,143
     Deficit                                                             (150,780)         (126,880)
     Foreign currency translation adjustment                                 (935)             (960)
                                                                        ---------         ---------
          Total stockholders' deficiency                                  (57,561)          (33,686)
                                                                        ---------         ---------
          Total liabilities and stockholders' deficiency                $  90,212         $ 123,718
                                                                        =========         =========

                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                 ($000 omitted)

                                                                                   Year Ended December 31,
                                                                          1997              1996              1995
                                                                          ----              ----              ----
Net sales                                                              $ 193,251         $ 194,618         $ 191,215

Costs of sales                                                            88,636            84,671            82,179
                                                                       ---------         ---------         ---------
Gross profit                                                             104,615           109,947           109,036

Selling expense                                                           77,576            80,431            76,023
General and administrative expense                                        19,964            16,246            17,829
Special charges                                                               --             5,100             5,700
Gain on sale of subsidiary                                                (2,545)               --                --
Other income - distributor receivables                                    (1,801)           (2,100)           (2,465)
Amortization expense                                                      19,255            19,082            19,290
Interest expense                                                          14,836            14,102             9,597
                                                                       ---------         ---------         ---------
Loss from continuing operations before income taxes
  and extraordinary item                                                 (22,670)          (22,914)          (16,938)
Income tax provision                                                         174               312               174
                                                                       ---------         ---------         ---------
Loss from continuing operations before extraordinary item                (22,844)          (23,226)          (17,112)

Discontinued operations:
  Loss from discontinued operations                                        1,056             1,464             1,442
                                                                       ---------         ---------         ---------
Loss before extraordinary item                                           (23,900)          (24,690)          (18,554)

Extraordinary item:
  Gain on early extinguishment of debt                                        --             2,401                --
                                                                       ---------         ---------         ---------
Net loss                                                               $ (23,900)        $ (22,289)        $ (18,554)
                                                                       =========         =========         =========

                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                     THREE YEAR PERIOD FROM JANUARY 1, 1995
                              TO DECEMBER 31, 1997

                                 ($000 omitted)

                                                                                                                      Foreign
                                                                                   Additional                         Currency
                               Preferred Stock              Common Shares            Paid In                         Translation
                           Shares       Amount           Shares        Amount        Capital          Deficit        Adjustment
                           ------       ------           ------        ------        -------          -------        ----------
Balance -
January 1, 1995              --         $ --            999,960         $10          $94,143         $ (86,037)        $(1,424)

Net loss                                                                                               (18,554)

Unrealized gain on
foreign currency
translation                                                                                                 --             132
                            -----        -----        ---------         ---          -------         ---------         -------

Balance -
December 31, 1995            --           --            999,960          10           94,143          (104,591)         (1,292)

Issuance of
common stock in
conjunction with
exchange offer                                           52,424           1

Net loss                                                                                               (22,289)

Unrealized gain on
foreign currency
translation                                                                                                 --             332
                            -----        -----        ---------         ---          -------         ---------         -------

Balance -
December 31, 1996            --           --          1,052,384          11           94,143          (126,880)           (960)

Net loss                                                                                               (23,900)

Unrealized gain on
foreign currency
translation                                                                                                 --              25
                            -----        -----        ---------         ---          -------         ---------         -------
Balance -
December 31, 1997            --           --          1,052,384         $11          $94,143         $(150,780)        $  (935)
                            =====        =====        =========         ===          =======         =========         =======

                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 ($000 omitted)

                                                                                 Year ended December 31,
                                                                       1997                  1996               1995
                                                                       ----                  ----               ----
Cash flows from operating activities:
     Net loss                                                       $(23,900)             $(22,289)           $(18,554)
     Adjustments to reconcile net loss to
       net cash (used in) provided by operating activities:B19
          Extraordinary item                                            --                  (2,401)               --
          Amortization                                                19,255                19,082              19,290
          Depreciation                                                 5,765                 4,849               4,419
          Gain on sale of subsidiary                                  (2,545)                 --                  --
          Unrealized exchange gain                                        25                   332                 132
          Net gain (loss) on sale of assets                               67                  (727)               --
          Provision for loss on sale of real estate                     --                    --                 1,700
     (Increase) decrease in operating assets:
       Receivables                                                     5,572                  (840)                248
       Inventories                                                     1,170                   145                (597)
       Assets held for disposition                                       263                   135                  78
       Other assets                                                      111                 1,462                (759)
     Increase (decrease) in operating liabilities:
       Accounts payable                                                1,264                 4,735               3,923
       Accrued expenses and other liabilities                         (7,240)                2,408               4,226
       Deferred interest                                                --                    --                 2,072
                                                                    --------              --------            --------
          Net cash (used in) provided by operating activities           (193)                6,891              16,178

Cash flows from investing activities:

     Net proceeds from sale of subsidiary                              8,831                  --                  --
     Purchase of machinery and equipment                              (3,800)               (6,726)             (5,510)
     Proceeds from sale of assets                                        787                 2,727                --
     Adjustment due to currency fluctuations
      and foreign purchase price adjustments                             (16)                 (477)                (18)
                                                                    --------              --------            --------
       Net cash provided by (used in) investing activities             5,802                (4,476)             (5,528)
                                                                    --------              --------            --------
Cash flows from financing activities:

     Repayment of long-term debt and
      capital lease obligations                                       (9,421)              (22,978)            (15,082)
     Borrowings from revolving loans                                   7,061                19,724               1,600
     (Repayment of) net proceeds from foreign obligations             (3,346)                   49               3,298
     Financing costs                                                    --                  (1,530)               (380)
                                                                    --------              --------            --------
          Net cash used in financing activities                       (5,706)               (4,735)            (10,564)
                                                                    --------              --------            --------
Net (decrease) increase in cash and cash equivalents                     (97)               (2,320)                 86
Cash and cash equivalents at beginning of year                           482                 2,802               2,716
                                                                    --------              --------            --------
Cash and cash equivalents at end of year                            $    385              $    482            $  2,802
                                                                    ========              ========            ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 ($000 omitted)



(Continued)

Supplemental disclosure of noncash investing and financing activities:

         PIK ("Payment in Kind") Debentures totaling $25, $24, and $1,644, were issued in 1997, 1996 and 1995, respectively. The PIK Debentures are in payment of accrued interest on the Company's 8% Subordinated Debentures, as described in note J.

         Capital lease obligations of $2,051, $2,137, and $1,408 were incurred during 1997, 1996 and 1995, respectively, to acquire certain machinery and equipment.


Supplemental disclosure of cash flow information:

         Cash paid during the year for:

                                1997           1996           1995
                                ----           ----           ----
         Interest            $14,759        $14,267        $ 7,177
         Income taxes            174            334            266

                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


A.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of San Jacinto Holdings Inc. and its subsidiary (the "Company"), Safeguard Business Systems, Inc. and its subsidiaries ("Safeguard"). All material intercompany accounts and transactions have been eliminated.

         CASH AND CASH EQUIVALENTS - Excess funds are invested in short-term interest bearing instruments consisting principally of commercial paper, certificates of deposit and time deposits with maturities of 30 days or less. Due to the short-term nature of these investments, the carrying amount approximates their fair value.

         RECEIVABLES - Receivables are presented net of allowances of $809,000 in 1997 and $796,000 in 1996.

         INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out method) or market.

         PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The provision for depreciation and amortization is based on the estimated useful lives of the related assets computed principally by the straight-line method.

         INTANGIBLE ASSETS - Excess of purchase price over net assets acquired is net of accumulated amortization of $18,110,000 in 1997 and $16,658,000 in 1996. This asset is amortized by the straight-line method over forty years. Customer list is fully amortized in 1997. The accumulated amortization is $190,000,000 in 1997 and $172,727,000 in 1996. The customer list was amortized by the straight-line method over eleven years.

         OTHER ASSETS - Other assets includes deferred financing costs which are being amortized over the life of the related indebtedness.

         ASSET IMPAIRMENT - The carrying value of property, plant and equipment, and intangible assets, including customer list and excess of purchase price over net assets acquired, is evaluated based upon current and anticipated undiscounted operating cash flows before debt service charges. An impairment is recognized when it is probable that such estimated future cash flows will be less than the carrying value of the assets. Measurement of the amount of impairment, if any, is based upon the difference between the net carrying value and the fair value, which is estimated based on anticipated undiscounted operating cash flows before debt service charges.

         BUSINESS AND REVENUE RECOGNITION - The Company provides business information systems and services to businesses in North America and Europe. Revenues are recognized as products are shipped or as services are performed.

         STOCK BASED COMPENSATION - The Company applies the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock based compensation.

         MANAGEMENT'S USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         RECLASSIFICATION - Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the classifications used in 1997.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (Continued)


B.       SUBSEQUENT EVENT:

         On March 31, 1998, effective as of April 1,1998, the Company sold its payroll processing operations to Advantage Business Services, Inc.. Safeguard received proceeds, net of expenses and payments to third parties, of $8,500,000 and will report a gain of from $7,000,000 to $8,000,000 pending a determination of costs associated with the transaction. The proceeds from the sale will be used to repay a portion of the Revolving Loan and a portion of the Term Loan, and to fund operations.


C.       GAIN ON SALE OF A SUBSIDIARY AND DISCONTINUED OPERATIONS:

         On December 2, 1997 the Company sold its investment in Safeguard Systems Europe Limited ("SSGB"), a wholly-owned subsidiary of Safeguard. The proceeds from the sale were $8.8 million, net of costs associated with the sale, and resulted in a gain on the sale of $2.5 million. The operating results of SSGB, as more fully described in Note R, are included in the statement of operations through the date of sale. The proceeds from the sale were used to repay the outstanding overadvance under the Revolving Loan, and to fund operations.

         In the fourth quarter of 1997, the Company decided to divest of its payroll and data processing operations. In December, 1997, the Company was actively pursuing the sale of its payroll processing operations (See Note B) and entered into an agreement of sale to sell its data processing operations. The net assets of the data processing operations were sold at approximately net book value effective January 1998.

         The net assets relating to the payroll and data processing operations held for sale have been segregated on the consolidated balance sheet from their historic classification to separately identify them as assets held for disposition. The net sales from discontinued operations were $11,850,000 in 1997, $12,133,000 in 1996 and $10,519,000 in 1995.
         The sales and related expenses of the operations were excluded from the determination of the Company's loss from continuing operations for the periods presented.


D.       FINANCIAL RESTRUCTURING:

         In 1996, the Company consummated an exchange offer of its existing 8% Senior Subordinated Notes due December 31, 2000 (the "Existing Notes") and 8% Subordinated Debentures due December 31, 2000 for 12% Senior Subordinated Notes due December 31, 2002 (the "New Notes"). Of the Existing Notes and the associated deferred interest, 99.99% were tendered; the tendering existing Notes were exchanged at a rate of $1,000 in New Notes for each $1,000 in tendering Existing Notes and deferred interest. Of the Existing Debentures, 98.6% were tendered; the tendering existing Debentures were exchanged at a rate of $850 in New Notes for each $1,000 in tendering Existing Debentures. In addition to New Notes, each tendering Existing Note and Existing Debenture Holder was issued a pro rata share of Common Stock of the Company equal to 5% of the outstanding Capital Stock after giving effect to this exchange offer. The exchange offer, based upon its terms, is accounted for as an extinguishment and resulted in an extraordinary gain of $2,401,000 after deducting related expenses.

         In conjunction with the Exchange Offer described above, the Company and Safeguard also refinanced existing bank debt. The refinancing plan included payment in full of the existing Revolving Credit Loan and unpaid deferred interest on an existing Term Loan, and the amendment of the existing Exchange Loan Agreement. Safeguard also entered into a loan and security agreement which included a Revolving Loan and a Term Loan.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (Continued)



E.       SPECIAL CHARGES:

         In December 1996 the Company announced a special charge of $5.1 million consisting of the anticipated cost of closing a manufacturing facility and a provision for the settlement of certain California litigation that the Company has been defending since 1992. The Company's Addison, Illinois manufacturing facility was consolidated with its East coast facilities in 1997. The cost associated with the consolidation include severance, recruiting and relocation costs. The Company reached an agreement to settle its California litigation. The financial terms of the settlement were satisfied by the Company in 1997.

         In September 1995 the Company announced its decision to centralize the North America sales and marketing function, and create a new sales and marketing division. The centralization was completed in 1996. The cost to complete this centralization was $5,700,000 which included a $1,700,000 provision for a loss on the sale of certain real estate owned by the Company.


F.       INVENTORIES:

                                         December 31,
                                      1997          1996
                                      ----          ----
                                        ($000 omitted)
          Raw materials              $4,514        $5,327
          Work-in-process               307           352
          Finished goods              2,603         2,915
                                     ------        ------
               Total Inventories     $7,424        $8,594
                                     ======        ======

G.       PROPERTY, PLANT AND EQUIPMENT:

                                                                       December 31,
                                                                  1997             1996
                                                                  ----             ----
                                                                      ($000 omitted)
          Land                                                  $     90         $    761
          Building and improvements                                5,588            9,441
          Machinery and equipment                                 42,362           43,468
                                                                --------         --------
                                                                  48,040           53,670
          Less accumulated depreciation and amortization         (33,284)         (33,053)
                                                                --------         --------
               Total Property, Plant and Equipment              $ 14,756         $ 20,617
                                                                ========         ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (Continued)

H.       DISTRIBUTORSHIP ACCOUNTS:

         Safeguard markets substantially all of its products through a network of independent distributors who are compensated on a commission basis. Safeguard sells and ships its products directly to the end-users (customers). The invoicing to and collection of the related receivables from the customers is performed by Safeguard. The distributors have contracts granting them either exclusive geographic or account protection rights. The distributors holding these rights may, at some point, desire and be eligible to transfer their commission rights to buyers who agree to make payments out of future commissions or who accept reduced commissions. Prior to its acquisition in 1986, Safeguard facilitated the transfer of selling distributors' rights (primarily sellers with exclusive geographic territories) to buyers who were granted account protection rights, by offering the sellers incentives to transfer their commission rights. Most often the incentives were the providing of down payments or a guarantee of payments to sellers. The transfers between the buyers and sellers typically relate solely to account protection rights.

         Safeguard's incentive in facilitating the transfer of or in acquiring distributors' rights was to obtain the opportunity to increase the number of distributors marketing its products. Safeguard, for the same business purpose, also made cash advances to distributors, who agreed to repay all such amounts from future commissions. In connection with the Company's purchase price allocation for the acquisition of Safeguard as of December 31, 1986, the value assigned to distributor receivables associated with account protection rights and advances was $4,837,000, net of deferred interest income of approximately $7,811,000. This value was primarily based on the evaluation of an independent valuation firm of the distributor receivables which aggregated approximately $26,000,000 as of December 31, 1986.

         Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Subsequent cash collections of these receivables have been recorded as other income totaling $1,801,000 in 1997, $2,100,000 in 1996 and $2,465,000 in 1995.

         Indebtedness of present distributors to selling distributors totaling $468,000 at December 31, 1997, is guaranteed by Safeguard. In addition, Safeguard has guaranteed $52,000 of bank borrowings of its distributors. No claims have been made against Safeguard to honor such guarantees and management believes that the likelihood that these guarantees will result in a liability which would be material is remote.

I.       ACCRUED EXPENSES:

                                                             December 31,
                                                         1997           1996
                                                         ----           ----
                                                           ($000 omitted)
          Litigation and facility closure costs        $   574        $ 6,077
          Distributor commissions                        4,399          4,529
          Sales and other taxes                          1,077          1,802
          Salaries and wages                               713          1,309
          Interest                                         665            588
          Other                                          1,444          2,267
                                                       -------        -------
               Total Accrued Expenses                  $ 8,872        $16,572
                                                       =======        =======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (Continued)

J.       DEBT:

         The Company's debt outstanding at December 31, 1997 and 1996 is as follows:

                                                          December 31,
                                                     1997              1996
                                                     ----              ----
                                                        ($000   omitted)
          Revolving Loan - Collaterialized        $  18,086         $  17,525
          Revolving Loan                              6,500              --
          Term Loan                                   5,492             6,500
          Amended Exchange Loan                      17,227            22,633
          12% Senior Subordinated Notes              65,878            65,878
          8% Senior Subordinated Notes                    2                 3
          8% Subordinated Debentures                    262               321
          Capital Lease Obligations                   1,623             2,519
          Foreign Obligations                          --               3,346
                                                  ---------         ---------
                                                    115,070           118,725
          Less current debt obligation               (9,563)           (8,708)
                                                  ---------         ---------
               Total Long-term Debt               $ 105,507         $ 110,017
                                                  =========         =========

         Safeguard entered into a Loan and Security Agreement in 1996 which includes a Revolving Loan and a Term Loan. The Revolving Loan allows for borrowing against eligible accounts receivable and inventories up to a maximum of $23,500,000. At December 31, 1997, an additional $2,000,000 was available under the terms of the Revolving Loan. Outstanding borrowing bears interest at the prime lending rate plus 1.25% for a five year term, with automatic renewal for successive one year periods. The effective interest rate for such borrowings at December 31, 1997 was 11.3%. The Term Loan is payable in monthly installment through January 25, 2001. The loan bears interest at the rate of 12% per annum.

         Safeguard has granted the bank under the Loan and Security Agreement a first lien security interest in certain assets of Safeguard, including the accounts receivable, inventory, and property and equipment. The Loan and Security Agreement contains certain covenants relating to, among other restrictions; maintenance of a prescribed level of net worth, maintenance of prescribed ratios of current assets to current liabilities and of cash flow to interest expense, limitations on additional indebtedness, and limitations on capital expenditures.

         Safeguard entered into a $4,000,000 Revolving Loan with its bank in 1996. On July 29, 1997, the loan was amended to allow for borrowings up to $6,500,000. The borrowing capacity will be reduced by $100,000 per month beginning January 1, 1998 until it is reduced to $4,000,000. The outstanding borrowings against this loan bears interest at a rate of 14% per annum, and are payable monthly in arrears. The outstanding principal balance is due in full on January 25, 2001.

         The amended Exchange Loan bears interest at 12.2% per annum and is payable in monthly installments over a five year period with payment due in full on November 1, 2000. All issued and outstanding stock of Safeguard is pledged as collateral under the amended Exchange Loan Agreement.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


J.       DEBT (Continued):

         In January 1996 the Company issued 12% Senior Subordinated Notes (the "New Notes") due December 31, 2002, in conjunction with the refinancing (See Note D). The interest on the Notes is payable semi-annually on June 30 and December 31 commencing June 30, 1997. The New Notes are subordinate to the revolving loans, Term Loan, amended Exchange Loan, capital lease obligations and foreign obligation. The New Notes contain various covenants relating to, among others, restrictions on issuance of or redemption of capital stock, issuance of additional indebtedness, limitations on dividend payments, limitations on disposition of assets and changes in control of the Company.

         The Company's 8% Senior Notes (the "Existing Notes") due December 31, 2000 after the refinancing totaled $3,200. Interest on such existing Notes is payable in cash semiannually on June 5 and December 5. The refinanced 8% Senior Subordinated Notes are subordinate to the 12% Senior Subordinated Notes, revolving loans, Term Loan, amended Exchange Loan, capital lease obligations and foreign obligations.

         The Company's 8% Subordinated Debentures after the refinancing totaled $296,700. Interest on such debentures accrues and is evidenced by PIK ("Payment In Kind") Debentures. Interest deferred but not yet converted totaled $2,000 at December 31, 1997. The Debentures are subordinate to senior indebtedness (which includes the existing Notes and new Notes).

         Safeguard's subsidiary in the United Kingdom ("SSGB") had a pound sterling1,200,000 short-term line of credit and a 30 year mortgage for a new manufacturing facility constructed in 1996. The short-term line of credit and mortgage remain the liability of SSGB, a wholly owned subsidiary of Safeguard which was sold in December 1997.

         The aggregate maturities of long-term debt, exclusive of capital lease obligations, during the next five years are: 1998 - $8,229,000, - 1999
         - $8,229,000; 2000 - $7,135,000; 2001 - $23,977,000; and 2002 -
         $65,878,000.

K.       FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments". Estimates of fair value have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is necessarily required in interpreting market data to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

         The estimated fair values of the Company's Revolving Loans, Term Loan, Revolving Credit Loan and amended Exchange Loan approximate their carrying values due to the variable rate nature of these instruments. The estimated fair value of the 8% Senior Subordinated Notes and the 8% Subordinated Debentures approximate their carrying values.

         Since the Company is privately-held, there is no active public market for its 12% Senior Subordinate Notes. Therefore, market information is not available to the Company to determine estimates of its fair value.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (Continued)


L.       LEASES:

         Safeguard conducts a portion of its operations in leased facilities, vehicles, machinery and equipment. Operating leases expire at various dates through 1999. Leased property under capital leases at December 31, 1997, has a net carrying value of $5,184,000 and consists principally of machinery and equipment.

         Future minimum lease payments, by year and in the aggregate, under capital leases and under operating leases with initial or remaining terms of one year or more at December 31, 1997 are:

                                                        Capital        Operating
                                                         Leases          Leases
                                                        -------        ---------
                                                             ($000 omitted)
         1998                                            $1,459         $ 3,751
         1999                                               285           2,419
         2000                                                 4           1,769
         2001                                                --           1,423
         2002                                                --           1,418
         Thereafter                                          --           2,376
                                                         ------         -------
                                                         $1,748         $13,156
                                                                        =======
         Minimum lease payments:
           Amount representing interest                    (125)
                                                         ------
         Present value of net minimum lease payments     $1,623
                                                         ======

         Total rental expense for all operating leases (including leases with initial or remaining terms of one year or less) is $6,393,000 in 1997, $4,924,000 in 1996 and $4,036,000 in 1995.


M.       OTHER LIABILITIES:

         In April 1986, Safeguard entered into agreements with eight of its executive officers, providing certain payments in the event of termination of employment occurring after a change in ownership or control. All eight of the officers employment did terminate subsequent to the acquisition of Safeguard by the Company in December 1986. Payments are due to the former officers in varying amounts through 2008. Aggregate payments due during the next five years are: 1998 - $75,000, 1999 - $75,000, 2000 - $75,000, 2001- $50,200, 2001 - $50,200
         and 2002 - $50,200.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (Continued)


N.       INCOME TAXES:

         As prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" the deferred tax provision is determined under the liability method. This method requires deferred tax assets and liabilities to be recognized based on the estimated future tax effects of temporary differences and tax carryforwards using presently enacted marginal tax rates. There was no cumulative effect on the financial statements upon adoption of this standard.

         The domestic and foreign components of income (loss) from continuing operations before income taxes are as follows:

                                                        ($000 omitted)
                                            1997              1996            1995
                                            ----              ----            ----
          Domestic                        $(23,379)        $(23,897)        $(17,210)
          Foreign                              709              983              272
                                          --------         --------         --------
          Loss before income taxes        $(22,670)        $(22,914)        $(16,938)
                                          ========         ========         ========

         The income tax provision (benefit) relates solely to Safeguard's foreign operations in all years presented. The effective tax rate analysis is not meaningful since there was no domestic taxable income in 1997, 1996, and 1995.

         Items that gave rise to a deferred tax asset (liability) are as follows:

                                                           December 31,
                                                      1997             1996
                                                      ----             ----
                                                         ($000 omitted)
          Net operating loss carryforwards          $ 77,371         $ 68,564
          Property, plant and equipment                 --              2,908
          Deferred compensation                        1,924            1,730
          Capital loss carryforwards                    --              1,669
          Other                                          966              773
                                                    --------         --------
          Total                                       80,261           75,644
          Less:  valuation allowance                 (80,261)         (75,644)
                                                    --------         --------
          Net deferred tax asset (liability)        $   --           $   --
                                                    ========         ========


         At December 31, 1997, the Company has, for federal income tax purposes, net operating loss carryforwards of $210,410,000 which expire between the years 2001 and 2012. Changes in the Company's ownership could result in an annual limitation on the amount of the net operating loss carryforward which can be utilized. In accordance with Section 108(e)(8) of the Internal Revenue Code, the Company has applied the stock for debt exception in conjunction with its financial restructuring in 1991. The Company reduced its net operating loss carryforward by $18,600,000 as a result of the 1991 restructuring.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (Continued)

O.       EMPLOYEE BENEFIT PLANS:

         Safeguard has a contributory savings plan for employees meeting certain requirements. The plan allows eligible employees to contribute from 2% to 15% (effective January 1, 1997) of their compensation, including overtime, bonuses and shift differential. Safeguard contributes an amount equal to 100% of the first 3% and 50% of the next 2% (effective January 1, 1997) of an employee's salary contributed under the Plan. Contributions are invested in various fixed income, securities or equity funds as designated by the employee. Safeguard's matching contributions were $1,154,000 in 1997, $654,000 in 1996, and $639,000 in 1995.

         Safeguard also has a noncontributory profit-sharing plan for the benefit of eligible full-time employees. Safeguard's contributions are voluntary and at the discretion of the Board of Directors. The provision for profit-sharing contributions amounted to $290,000 in 1995. The profit-sharing plan contributions were suspended in 1997 and 1996.


P.       STOCK OPTION PLAN:

         In July 1996, the Company adopted a 1996 Option Plan pursuant to which key employees of the Company may be granted non-qualified stock options. At that time, the Board also approved the conversion of all of the currently outstanding units under the existing Equity Compensation Plan to stock options under the 1996 Option Plan. Under the Plan, options granted to participants vest over three years or upon a change of Company ownership or effective control. The units had an exercise price of $10.00 per unit, with the ability effective October 29, 1997, to exchange the options for new options with an exercise price of $5.25 per unit. The new options vest over three years beginning as of October 29, 1997. The number of shares (or units as described in Equity Compensation Plan - see Note Q) permitted to be outstanding at any one time under the combined Stock Option and Equity Compensation plans is limited to not more than 200,000 shares, or the equivalent of 20% of the common stock of the Company. Since the Company is privately-held there is no public market for the common stock. Therefore, market information is not available to the Company to determine estimates of the fair value of its common stock under the disclosure provision of SFAS No. 123.

         The summary of the option activity is as follows:

                                                Vested   Non-Vested    Total
                                                ------   ----------    -----
         Units converted                        10,000     85,000      95,000
         Units issued                                -     66,000      66,000
                                                ------     ------      ------
         Units outstanding, December 31, 1996   10,000    151,000     161,000
         Units issued                                -     45,000      45,000
         Units canceled                         (1,000)   (81,000)    (82,000)
         Units vested                           39,000    (39,000)          -
                                                ------    -------     -------
         Units outstanding, December 31, 1997   48,000     76,000     124,000
                                                ======     ======     =======



         As of December 31, 1997, 9,000 fully vested shares are at an exercise price of $10.00 per unit; 39,000 vested shares and 76,000 non-vested shares are at a $5.25 per unit exercise price.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                   (Continued)


Q.       EQUITY COMPENSATION PLAN:

         The Equity Compensation Plan, adopted effective January 1, 1993 and amended March 1, 1995, provides for the issuance of "Equity Compensation Units" to certain senior management. The units entitle recipients to the appreciation in value of the common stock of the Company, the units granted to each participant vested over three years or upon a change in the Company's ownership or effective control. The units in total provide the economic benefit of 15% (effective March 1, 1995) of the Company's common stock value in excess of a prescribed calculated value, and can only be exercised upon a change in the Company's ownership or control. Outstanding units totaling 1,574 were converted to stock options on October 29, 1997 (See Note P).

         The summary of the units activity is as follows:

                                                      Vested        Non-Vested       Total
                                                      ------        ----------       -----
          Units outstanding, January 1, 1995             677            803          1,480

          Units issued                                  --             --             --
          Units canceled                                --             (135)          (135)
          Units vested                                   268           (268)          --
                                                      -------          -----        -------
          Units outstanding, December 31, 1995           945            400          1,345

          Units issued                                  --              313            313
          Units canceled                                --              (45)           (45)
          Units vested                                   172           (172)          --
          Units converted                             (1,078)          (496)        (1,574)
                                                      -------          -----        -------
          Units outstanding, December 31, 1996            39           --               39

          Units issued                                  --             --             --
          Units canceled                                  (7)          --               (7)
          Units converted                               --             --             --
                                                      -------          -----        -------
          Units outstanding, December 31, 1997            32           --               32
                                                      =======          =====        =======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (Continued)



R.       GEOGRAPHIC SEGMENTS:

         The Company's foreign operations are in Canada, the United Kingdom and Belgium. Operations by geographic area are as follows:

                                                                   1997             1996              1995
                                                                              ($000 omitted)
          Net Sales:
               United States                                    $ 171,125         $ 171,961         $ 170,095
               Foreign                                             22,126            22,657            21,120
                                                                ---------         ---------         ---------
                    Total                                       $ 193,251         $ 194,618         $ 191,215
                                                                =========         =========         =========

          Income (Loss) From Continuing Operations:
               United States                                    $ (23,379)        $ (23,899)        $ (17,210)
               Foreign                                                535               673                98
                                                                ---------         ---------         ---------
                    Total                                       $ (22,844)        $ (23,226)        $ (17,112)
                                                                =========         =========         =========

          Total Assets:
               United States                                    $  86,685         $ 106,085         $ 126,373
               Foreign                                              3,527            17,633            16,486
                                                                ---------         ---------         ---------
                    Total                                       $  90,212         $ 123,718         $ 142,859
                                                                =========         =========         =========

         The Company's foreign operations is the United Kingdom and Belgium held by SSGB was sold to an unaffiliated company on December 2, 1997. Net sales of SSGB are $18,256,000 in 1997, $18,248,000 in 1996 and
         $16,675,000 in 1995. The net income from SSGB's operations are $693,000 in 1997, $604,000 in 1996 and $476,000 in 1995. These operating results are included in the Company's statement of operations.


S.       CONTINGENCIES:

         The Company is involved in various legal proceedings incidental to the conduct of its business. These actions when ultimately concluded and determined will not, in the opinion of management, have a material effect on results of operations or the financial condition of the Company and Safeguard.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


RESULTS OF OVERVIEW

The following commentary presents management's discussion and analysis of the Company's financial condition and results of operations. Certain of the statements included below, including those regarding future financial performance or results, that are not historical facts, are or contain "forward-looking" information as that term is defined in the Securities Act of 1933, as amended. the words "expect", "believe", "anticipate", "project", "estimate", and similar expressions are intended to identify forward-looking statements. The Company cautions readers that any such statements are not guarantees of future performance or event and such statements involve risks, uncertainties and assumptions, including but not limited to industry conditions, general economic conditions, interest rates, competition ability of the company to successfully mange its growth, and other factors discussed below and in the Company's quarterly reports. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, those actual results and outcomes may differ materially from those indicated in the forward-looking statements. This review should be read in conjunction with the information provided in the financial statements, accompanying notes and selected financial data appearing in the quarterly reports for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

                                                                      Year Ended December 31,
                                                                   1997         1996         1995
                                                                   ----         ----         ----
Net sales                                                         100.0%       100.0%       100.0%

Cost of  sales                                                     45.9         43.5         43.0

Gross profit                                                       54.1         56.5         57.0

Selling expense                                                    40.1         41.3         39.8
General and administrative expense                                 10.3          8.3          9.3
Special charges                                                      --          2.6          3.0
Gain on sale of subsidiary                                         (1.3)          --           --
Other income - distributor receivables                             (1.0)        (1.1)        (1.3)
Amortization expense                                               10.0          9.8         10.1
Interest expense                                                    7.7          7.2          5.0
                                                                  ------       ------       ------

Loss from continuing operations before income taxes
   and extraordinary item                                         (11.7)       (11.8)        (8.9)
Income tax provision                                                0.1          0.2          0.1

Loss from continuing operations before extraordinary item         (11.8)       (11.9)        (8.9)

Loss from discontinued operations                                   0.5          0.8          0.8
                                                                  ------       ------       ------

Loss before extraordinary item                                    (12.4)       (12.7)        (9.7)

Extraordinary item - gain on early extinguishment of debt            --          1.2           --

                                                                  ------       ------        ------

Net loss                                                          (12.4)%      (11.5)%       (9.7)%
                                                                  =======      ======        ======


                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (continued)


COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31,
1996

NET SALES FROM CONTINUING OPERATIONS. Net sales were $193.3 million in 1997 compared to $194.6 million in 1996, representing a decrease of 0.7%. This sales decline reflected a 8.1% decline in manual forms sales, partially offset by an 3.4% growth in computer forms. The decline in manual forms sales in 1997 was offset in part by a 3.2% average price increase. The increase in computer forms is in the laser forms component of the product line which continues to grow at a double digit rates (29.4% in 1997 and 32.9% in 1996) as customers move from standard pin fed forms to laser forms. The growth in the computer forms product line includes a 3.0% average price increase.

The Company's sales growth in 1997 has been influenced by several factors. The Company's computer hardware and software system conversion, initiated in the first quarter of 1997, delayed implementation of certain marketing programs intended to positively effect sales, and resulted in production delays and product quality concerns. In addition, a significant amount of communications with the Company's distributor network occurred during the second quarter of 1997 regarding proposed changes to the distribution channel: analysis indicates that the distributors' sales performance was adversely effected by these announcements. The distribution channel disruption was addressed promptly and during the second half of 1997 communication between the Company and its distribution channel were significantly improved. During the third quarter of 1997, as a result of the UPS strike, the Company and its distribution network was forced to focus its attention on customer delivery concerns instead of soliciting and manufacturing customer orders. Safeguard ships approximately 80% of its product via UPS.

GROSS PROFIT FROM CONTINUING OPERATIONS. Gross profit margin was 54.1% of net sales in 1997 compared to 56.5% in 1996. Gross profit is before selling and administrative expenses, including commission expense. The decline in margin is attributable to the change in the Company's product mix from manual forms to computer forms and sourced products as indicated in the table below.

                                 Years Ended December 31,
                                    1997         1996
                                    ----         ----
          Manual forms              63.6%        66.9%
          Computer forms            50.8         50.3
          Sourced products          38.8         41.1
                                    ----         ----
          Total                     54.1%        56.5%
                                    ====         ====

Computer forms and sourced products, high growth product lines, carry greater material, direct labor and overhead costs (as a percentage of sales), resulting in a lower gross profit margin than for manual forms. Overhead costs have also increased in 1997 as a result of additional equipment costs in support of technological advances in the computer systems.

SELLING EXPENSE. Selling expense are $77.6 million in 1997 compared to $80.4 million in 1996, representing 40.1% and 41.3% of net sales in each year. Commissions to independent distributors account for approximately 80% of the total selling costs and, as a percent of net sales has remained constant. The dollar decline in selling expenses is attributable to the postponement of certain marketing programs, partially offset by increased computer equipment costs.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $20.0 million in 1997 compared to $16.2 million in 1996, representing 10.3% and 8.3% of net sales in each year. The increase in costs is attributable to greater administrative costs associated with the system conversion and the impact of the UPS strike, partially off-set by legal and benefit cost reductions. In addition, 1996 includes a $0.7 million gain on the sale of a manufacturing facility in the United Kingdom.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (continued)


GAIN ON SALE OF SUBSIDIARY. On December 2, 1997 the Company sold its investment in Safeguard Systems Europe Limited ("SSGB"), a wholly owned subsidiary of Safeguard. The proceeds of the sale were $8.8 million, net of costs associated with the sale, and resulted in a gain on the sale of $2.5 million. The operating results of SSGB, as more fully described in Note R, are included in the statement of operations through the date of sale. On December 2, 1997 the outstanding intercompany balance due to Safeguard by SSGB totaling $3.4 million was repaid in full. The proceeds from the sale were used to repay the outstanding overadvance under the Revolving Loan, and to fund operations.

OTHER INCOME - DISTRIBUTOR RECEIVABLES. Other income (cash received greater than carrying value of distributor receivables) was $1.8 million in 1997 compared to $2.1 million in 1996, representing 0.9% and 1.1% of net sales in each year. In connection with the Company's purchase price allocation for the acquisition of Safeguard as of December 31, 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on the evaluation of an independent valuation firm of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduce to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 through the year 2000.

AMORTIZATION EXPENSE. Amortization expense was $19.3 million in 1997 and $19.1 million in 1996. The expense consists of the amortization of intangible assets including the customer list, excess purchase price over net assets acquired and deferred financing costs.

INTEREST EXPENSE. Interest expense was $14.8 million in 1997 and $14.1 million in 1996, including $14.8 million and $14.3 million, respectively, of cash interest payment. The increase in interest expense in 1997 is attributable to a rise in the Company's average outstanding borrowings.

INCOME TAX . The Company's provision for income tax is related to its operations in the United Kingdom. No tax liability was generated in the United States as a result of net losses from operations.

DISCONTINUED OPERATIONS. In the fourth quarter of 1997, the Company decided to divest of its payroll and data processing operations. In December, 1997, the Company was actively pursuing the sale of its payroll processing operations (See Note to Consolidated financial Statements) and entered into an agreement of sale to sell its data processing operations. The net sales from discontinued operations were $11,850,000 in 1997, $12,133,000 in 1996 and $10,519,000 in
1995. The sales and related expenses of the operations were excluded from the determination of the Company's loss from continuing operations for the periods presented.



COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 TO THE YEAR ENDED DECEMBER 31,
1995

NET SALES FROM CONTINUING OPERATIONS. Net sales were $194.6 million in 1996 compared to $191.2 million in 1995, representing an increase of 1.8%. This sales growth reflected an 10.9% growth in computer forms, partially offset by a 8.2% decline in manual forms sales. Approximately 70% of the growth in computer forms sales was related to volume increases, with the remainder attributable to price increases. The decline in manual forms sales in 1996 was offset in part by a 3.7% average price increase.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (continued)

GROSS PROFIT FROM CONTINUING OPERATIONS. Gross profit margin was 56.5% of net sales in 1996 compared to 57.0% in 1996. Gross profit is before selling and administrative expenses, including commission expense. The decline in margin was a result of the change in the Company's product mix from manual form sales to computer forms and sourced products as indicated in the table below.

                                 Years Ended December 31,
                                    1996         1995
                                    ----         ----
          Manual forms              66.9%        67.5%
          Computer forms            50.3         48.3
          Sourced products          41.1         40.3
                                    ----         ----
          Total                     56.5%        57.0%
                                    ====         ====

Computer forms and sourced products carry greater material, direct labor and overhead costs (as a percentage of sales), resulting in a lower gross profit margin than for manual forms. Additionally, in 1996 paper and paper related supply costs, the primary material in the Company's products, increased significantly. These price increases have been partially passed through to customers.

SELLING EXPENSES. Selling expense was $80.4 million in 1996 compared to $76.0 million in 1995, representing 41.3% and 39.8% of net sales in each year. Commissions to independent distributors account for approximately 80% of the total selling costs and, as a percent of net sales has remained constant over the last several years. The increasing selling expenses in 1996 is attributable to increased commission costs associated with the sales growth noted above, in addition to a planned increase in sales support costs associated with the establishment of a new sales/marketing facility in Dallas, Texas .

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $16.2 million in 1996 compared to $17.8 million in 1995, representing 8.3% and 9.3% of net sales in each year. The decrease in costs is attributable to a reduction in benefit and insurance costs, and the gain on the sale of a manufacturing facility in the United Kingdom.

SPECIAL CHARGES. In December 1996 the Company announced its decision to close a manufacturing plant in Addison, Illinois, and the settlement of certain California litigation that the Company had been defending since 1992. The Company's Addison, Illinois manufacturing facility was consolidated with its East coast facilities in the third quarter of 1997. The cost associated with the consolidation included severance, recruiting and relocation costs. The Company reached an agreement to settle its California litigation. The financial terms of the settlement were satisfied by the Company in 1997.

In September 1995 the Company announced its decision to centralize the North America sales and marketing function and create a new sales and marketing division. The centralization was completed in 1996. The costs was $5.7 million, which includes a $1.7 million loss on the sale of certain real estate owned by the Company.

OTHER INCOME - DISTRIBUTOR RECEIVABLES. Other income (cash received greater than carrying value of distributor receivables) was $2.1 million in 1996 compared to $2.5 million in 1995, representing 1.1% and 1.3% of net sales in each year. In connection with the Company's purchase price allocation for the acquisition of Safeguard as of December 31, 1986, the value assigned to distributors receivable associated with loan and advances previously made by Safeguard to facilitate the purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on the evaluation of an independent valuation firm of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992.

AMORTIZATION EXPENSES. Amortization expense was $19.1 million in 1996 and $19.3 million in 1995. The expense consists of the amortization of intangible assets including the customer list, excess purchase price over net assets acquired and deferred financing costs.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                   (continued)

INTEREST EXPENSE. Interest expense was $14.1 million in 1996 and $9.6 million in 1995, including $14.3 million and $7.2 million, respectively, of cash interest payment. The increase in interest expense was attributable to an increase in the Company's outstanding borrowings in addition to a rise in the interest rate of the Company's long term debt.

INCOME TAX. The Company's provision for income tax is related to its operations in the United Kingdom. No tax liability was generated in the United States as a result of net losses from operations.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand and borrowing capacity under the revolving loans. The Company's cash flow from operating activities is a use of funds of $0.2 million in 1997. As of December 31, 1997, the Company had $0.4 million in cash and cash equivalents, and $2.0 million in availability under revolving loans. At that date, the Company has a working capital deficiency of $2.4 million and a ratio of current assets to current liabilities of approximately 0.93:1.

Liquidity during 1997 has been adversely affected by the issues associated with the conversion of the Company's computer systems to the AS/400 platform. The Company suspended its normal credit collection procedures pending resolution of systems issues associated with the order entry and customer invoicing system. This suspension had an adverse impact on days sales outstanding("receivable turn") which adversely impacted cash flow. The Company has reinstated its collection procedures and has significantly reduced its receivable turn during the fourth quarter of 1997. The Company anticipates it will return to its historical receivable turn in the first half of 1998.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures in 1997 are $5.5 million in the installation of sales force automation system, equipment purchases and software development costs. A significant portion of the capital investment in equipment and software in 1997 is for the completion of the installation of an integrated computerized order entry system, and the upgrade of existing manufacturing production equipment. These expenditures are funded through additional capital lease obligations and cash flow from operations.

At the end of the second quarter, the Company notified its bondholders that the interest payment due June 30, 1997 would be postponed pursuant to the 30 day grace period allowed pursuant to the Indenture Agreement on the 12% Subordinated Bonds. This notice was sent pending completion of proposed changes in existing senior lenders' credit agreements with Safeguard to compensate for the unexpected operating problems. The interest payment was made to all bondholders of record during the grace period and no default occurred. During the grace period the Company amended its credit facilities to provide for a $4.0 million increase in short-term borrowing capacity with its financial institutions which provided sufficient funds for the Company to make its interest payment to its bondholders. The Collaterialized Revolving Loan was amended during the third quarter to extend the $1.5 million overadvance, adjust covenants, and increase the interest rate on the working capital facility from prime plus 1% to prime plus 1.25%. The $1.5 million overadvance was repaid in December 1997 from the proceeds of the sale of the Company's subsidiary in the United Kingdom. Future interest payments of the Company are expected to be made out of improved operating results and cash flow as well as any asset sales which might be made, although the ability to accurately project futures sales volume, and events outside of the Company's control could have an impact on future interest payments.

As more fully described in the Notes to the Consolidated Financial Statements, on March 31, 1998 the Company sold its payroll processing operations. The proceeds of $8.5 million which is net of expenses and payments to third parties, will be used to reduce the Revolving Loan to a borrowing capacity of $4.0 million and to repay an additional $1.3 million under the Term Loan. The remaining proceeds will be used to reduce the outstanding borrowings under the Collaterialized Revolving Loan and reduce outstanding trade payables. The Company has met all of its debt obligations and is not currently in default of any of its loan agreements. The Company continues to monitor its cash position and believes that sufficient funding alternatives exist to meet its current obligations as they come due.